Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2022

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents (Note 21)	$153,079	$283,550
Short-term investments (Note 5)	34,091	51,723
Trade and other receivables	113,814	128,150
Income tax receivables	47,182	20,282
Inventories (Note 6)	438,207	500,462
Derivative assets (Note 4a)	3,819	3,995
Prepaid expenses and other current assets	7,802	13,007
	797,994	1,001,169
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,215,715	2,344,551
Long-term inventories (Note 6)	26,743	25,644
Long-term tax receivables	8,723	8,711
Deferred tax assets	57,409	55,953
Long-term investment (Note 9)	86,985	77,410
Goodwill & other assets	5,990	5,146
Total assets	$3,199,559	$3,518,584

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$311,026	$306,087
Derivative liabilities (Note 4a)	4,917	351
Provisions (Note 11)	12,211	8,041
Lease obligations (Note 12)	15,201	10,663
Debt (Note 13)	9,895	3,400
Income tax payables	22,647	59,133
	375,897	387,675
Non-current liabilities
Long-term provisions (Note 11)	232,731	240,111
Deferred tax liabilities	144,123	184,785
Long-term lease obligations (Note 12)	21,700	19,898
Long-term debt (Note 13)	21,669	11,900
Deferred revenue (Note 14)	14,031	12,516
Other long-term liabilities (Note 15)	26,365	25,691
Total liabilities	836,516	882,576

Equity (Note 16)
Issued capital	3,137,700	3,136,214
Share option reserve	93,227	93,375
Investment revaluation reserve (Note 4c)	(32,604)	—
Deficit	(840,723)	(598,035)
Total equity attributable to Company shareholders	2,357,600	2,631,554
Non-controlling interests	5,443	4,454
Total equity	2,363,043	2,636,008
Total liabilities and equity	$3,199,559	$3,518,584
Contingencies (Note 24); subsequent events (Note 26)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON NOVEMBER 9, 2022

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue (Note 22)	$338,889	$460,349	$1,119,246	$1,210,580
Cost of sales (Note 22)
Production costs (Note 17)	(275,050)	(269,428)	(842,160)	(662,037)
Depreciation and amortization	(77,902)	(83,184)	(236,755)	(226,817)
Royalties	(7,725)	(8,850)	(27,016)	(29,827)
	(360,677)	(361,462)	(1,105,931)	(918,681)
Mine operating (loss) earnings (Note 22)	(21,788)	98,887	13,315	291,899

General and administrative	(6,765)	(9,080)	(25,973)	(26,597)
Exploration and project development	(2,801)	(2,412)	(9,775)	(6,995)
Mine care and maintenance (Note 18)	(12,686)	(7,491)	(34,645)	(22,514)
Foreign exchange losses	(2,213)	(971)	(10,402)	(5,621)
Impairment charges (Note 8)	—	—	(99,064)
Derivative (losses) gains (Note 4d)	(6,537)	(1,735)	1,518	3,755
Mineral properties, plant and equipment (losses) gains	(606)	28,462	(1,305)	32,718
Gains and income from associates (Note 9)	—	540	45,033	4,058
Other income (expense)	2,321	(5,052)	7,052	(2,494)
(Loss) earnings from operations	(51,075)	101,148	(114,246)	268,209
Investment loss (Note 4b)	(12,640)	(25,250)	(17,468)	(53,639)
Interest and finance expense (Note 19)	(5,567)	(5,294)	(16,061)	(12,714)
(Loss) earnings before income taxes	(69,282)	70,604	(147,775)	201,856
Income tax expense (Note 23)	(1,920)	(50,385)	(20,228)	(117,958)
Net (loss) earnings	$(71,202)	$20,219	$(168,003)	$83,898

Net (loss) earnings attributable to:
Equity holders of the Company	$(71,527)	$20,251	$(168,992)	$83,392
Non-controlling interests	325	(32)	989	506
	$(71,202)	$20,219	$(168,003)	$83,898

Other comprehensive (loss) earnings, net of taxes
Items that will not be reclassified to net earnings:
Unrealized loss on long-term investment (Note 4c)	$(25,487)	$—	$(37,692)	$—
Income tax recovery related to long-term investments (Note 23)	5,088	—	5,088	—
Total other comprehensive loss	$(20,399)	$—	$(32,604)	$—
Total comprehensive (loss) earnings	$(91,601)	$20,219	$(200,607)	$83,898

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(91,926)	$20,251	$(201,596)	$83,392
Non-controlling interests	325	(32)	989	506
	$(91,601)	$20,219	$(200,607)	$83,898

(Loss) earnings per share attributable to common shareholders (Note 20)
Basic (loss) earnings per share	$(0.34)	$0.10	$(0.80)	$0.40
Diluted (loss) earnings per share	$(0.34)	$0.10	$(0.80)	$0.40
Weighted average shares outstanding (in 000’s) Basic	210,531	210,299	210,503	210,282
Weighted average shares outstanding (in 000’s) Diluted	210,531	210,419	210,503	210,431
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Operating activities
Net (loss) earnings for the period	$(71,202)	$20,219	$(168,003)	$83,898
Income tax expense (Note 23)	1,920	50,385	20,228	117,958
Depreciation and amortization	77,902	83,184	236,755	226,817
Gains and income from associates (Note 9)	—	(540)	(45,033)	(4,058)
Impairment charges (Note 8)	—	—	99,064	—
Net realizable value inventory expense (recovery)	15,096	2,456	92,309	(12,933)
Accretion on closure and decommissioning provision (Notes 11,19)	3,711	1,868	11,131	5,606
Investment loss (Note 4b)	12,640	25,250	17,468	53,639
Interest paid	(1,612)	(1,251)	(4,371)	(3,711)
Interest received	1,279	16	2,019	145
Income taxes paid	(20,365)	(24,043)	(121,084)	(106,395)
Other operating activities (Note 21)	13,445	(23,534)	16,493	(25,550)
Net change in non-cash working capital items (Note 21)	21,604	23,007	(12,965)	(61,406)
	$54,418	$157,017	$144,011	$274,010
Investing activities
Payments for mineral properties, plant and equipment	$(69,073)	$(62,190)	$(202,326)	$(173,331)
Proceeds from disposition of mineral properties, plant and equipment	445	29,935	8,209	44,731
(Purchase of) proceeds from short-term investments	(325)	518	694	1,406
Net proceeds from derivatives	1,220	1,789	6,260	6,857
	$(67,733)	$(29,948)	$(187,163)	$(120,337)
Financing activities
Proceeds from common shares issued	$159	$—	$843	$335
Distributions to non-controlling interests	—	(255)	—	(890)
Dividends paid	(23,180)	(21,030)	(73,696)	(50,468)
Proceeds from debt (Note 13)	2,500	—	3,300	—
Repayment of debt (Note 13)	(1,635)	(850)	(3,596)	(850)
Payment of equipment leases	(4,240)	(3,145)	(11,130)	(8,980)
	$(26,396)	$(25,280)	$(84,279)	$(60,853)
Effects of exchange rate changes on cash and cash equivalents	(2,039)	(1,405)	(3,040)	(2,424)
(Decrease) increase in cash and cash equivalents	(41,750)	100,384	(130,471)	90,396
Cash and cash equivalents at the beginning of the period	194,829	157,125	283,550	167,113
Cash and cash equivalents at the end of the period	$153,079	$257,509	$153,079	$257,509
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$—	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the year	—	—	—	—	97,428	97,428	1,134	98,562
Shares issued on the exercise of stock options	65,780	762	(143)	—	—	619	—	619
Shares issued as compensation	133,077	3,312	—	—	—	3,312	—	3,312
Share-based compensation on option grants	—	—	109	—	—	109	—	109
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(933)	(933)	—	(933)
Dividends paid	—	—	—	—	(71,500)	(71,500)	—	(71,500)
Balance, December 31, 2021	210,457,524	$3,136,214	$93,375	$—	$(598,035)	$2,631,554	$4,454	$2,636,008
Total comprehensive loss
Net loss for the period	—	—	—	—	(168,992)	(168,992)	989	(168,003)
Other comprehensive loss	—	—	—	(32,604)	—	(32,604)	—	(32,604)
	—	—	—	(32,604)	(168,992)	(201,596)	989	(200,607)
Shares issued on the exercise of stock options	65,940	1,158	(315)	—	—	843	—	843
Shares issued as compensation	14,745	328	—	—	—	328	—	328
Share-based compensation on option grants	—	—	167	—	—	167	—	167
Dividends paid	—	—	—	—	(73,696)	(73,696)	—	(73,696)
Balance, September 30, 2022	210,538,209	$3,137,700	$93,227	$(32,604)	$(840,723)	$2,357,600	$5,443	$2,363,043

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$—	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the period	—	—	—	—	83,392	83,392	506	83,898
Shares issued on the exercise of stock options	31,072	405	(70)	—	—	335	—	335
Shares issued as compensation	9,646	325	—	—	—	325	—	325
Share-based compensation on option grants	—	—	75	—	—	75	—	75
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(890)	(890)	—	(890)
Dividends paid	—	—	—	—	(50,468)	(50,468)	—	(50,468)
Balance, September 30 2021	210,299,385	$3,132,870	$93,414	$—	$(590,996)	$2,635,288	$3,826	$2,639,114
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at September 30, 2022, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In late February 2022, the Company's Morococha mine in Peru was placed on care and maintenance due to a requirement to move the processing facilities to allow for the expansion of a neighboring mine.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at September 30, 2022 were as follows:

Location	Subsidiary	Ownership Interest	Accounting	Operations and Development Projects Owned
Canada	Lake Shore Gold Corp.	100%	Consolidated	Bell Creek and Timmins West mines (together "Timmins mine"
Mexico	Plata Panamericana S.A. de C.V.	100%	Consolidated	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Consolidated	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Consolidated	Huaron mine
	Compañía Minera Argentum S.A.	92%	Consolidated	Morococha mine
	Shahuindo S.A.C.	100%	Consolidated	Shahuindo mine
	La Arena S.A.	100%	Consolidated	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	Consolidated	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Consolidated	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este mines
	Minera Joaquin S.R.L.	100%	Consolidated	Joaquin mine
	Minera Argenta S.A.	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2021 (the "2021 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2021 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2021 Annual Financial Statements.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, the Company applied the critical judgements and estimates disclosed in Note 5 of its 2021 Annual Financial Statements.
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

September 30, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$153,079	$—	$—	$153,079
Trade receivables from provisional concentrates sales(1)	—	26,539	—	26,539
Receivables not arising from sale of metal concentrates(1)	70,953	—	—	70,953
Short-term investments	—	34,091	—	34,091
Long-term investment(2)	—	—	86,985	86,985
Derivative assets	—	3,819	—	3,819
	$224,032	$64,449	$86,985	$375,466
Financial Liabilities:
Derivative liabilities	$—	$4,917	$—	$4,917
Debt	$31,564	$—	$—	$31,564
(1)Included in Trade and other receivables.
(2)Comprised of the Company's investment in Maverix Metals Inc. ("Maverix") (Note 9).

December 31, 2021	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$283,550	$—	$—	$283,550
Trade receivables from provisional concentrates sales(1)	—	40,020	—	40,020
Receivables not arising from sale of metal concentrates(1)	76,902	—	—	76,902
Short-term investments	—	51,723	—	51,723
Derivative assets	—	3,995	—	3,995
	$360,452	$95,738	$—	$456,190
Financial Liabilities:
Derivative liabilities	$—	$351	$—	$351
Debt	$15,300	$—	$—	$15,300
(1)Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
b)Short-term investments recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments are recorded at FVTPL. The losses from short-term investments for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Unrealized losses on short-term investments	$(12,339)	$(25,443)	$(17,862)	$(54,147)
Realized (losses) gains on short-term investments	(301)	193	394	508
	$(12,640)	$(25,250)	$(17,468)	$(53,639)
c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s long-term investments are recorded at fair value through other comprehensive income ("OCI"). The losses from long-term investments for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Unrealized loss on long-term investment(1)	$(25,487)	$—	$(37,692)	$—
(1)Excludes income tax recovery, recorded through OCI, related to long-term investments of $5.1 million and $5.1 million for the three and nine months ended September 30, 2022, respectively. There were no amounts recorded in the comparative periods.
d)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The (losses) gains on derivatives for the three and nine months ended September 30, 2022 and 2021 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Realized gains on derivatives	$1,220	$1,789	$6,260	$6,857
Unrealized losses on derivatives	(7,757)	(3,524)	(4,742)	(3,102)
	$(6,537)	$(1,735)	$1,518	$3,755
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$34,091	$—	$51,723	$—
Long-term investment(1)	86,985	—	—	—
Trade receivables from provisional concentrate sales	—	26,539	—	40,020
Derivative assets	—	3,819	—	3,995
Derivative liabilities	—	(4,917)	—	(351)
	$121,076	$25,441	$51,723	$43,664
(1)Comprised of the Company's investment in Maverix Metals Inc. ("Maverix") (Note 9).
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2021.
ii) Valuation Techniques
Short-term and long-term investments
The Company’s short-term and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2022, the Company had receivable balances associated with buyers of its concentrates of $26.5 million (December 31, 2021 - $40.0 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2022, the Company had approximately $11.6 million (December 31, 2021 - $52.3 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries. Risk is transferred to the refineries upon delivery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2022, we had made $16.3 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in “Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and nine months ended September 30, 2022.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2022, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded the following derivative gains and losses on currencies for the three and nine months ended September 30, 2022:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Mexican peso gains (losses)	$394	$(517)	$750	$(574)
Peruvian sol (losses) gains	(743)	(1,812)	961	(3,999)
Canadian dollar (losses) gains	(4,628)	(816)	(5,038)	98
	$(4,977)	$(3,145)	$(3,327)	$(4,475)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and nine months ended September 30, 2022 on its cash and short-term investments was 3.92% and 3.85% (2021 - 1.37% and 0.69%, respectively).
On August 10, 2021 the Company entered into a Sustainability-Linked Credit Facility ("SL-Credit Facility") (Note 13). There were no amounts drawn during the three and nine months ended September 30, 2022 and 2021 on the SL-Credit Facility.
From May 2022 to September 2022, the Company entered into USD denominated promissory notes which incurred an average interest rate of 5.6% during the three and nine months ended September 30, 2022. In June 2021 and May 2022, the Company entered into term loans (the "Loans") for the purpose of certain construction financing (Note 13). The Loans incurred an average interest rate of 2.8% during the three and nine months ended September 30, 2022 (2021 - 3.6%).
At September 30, 2022, the Company had $36.9 million in lease obligations (December 31, 2021 - $30.6 million) that are subject to an annualized interest rate of 9.7% (2021 - 10.6%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
At September 30, 2022, the Company had outstanding derivative positions on its exposure to zinc and diesel. The Company recorded the following derivative gains and losses on commodities for the three and nine months ended September 30, 2022:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Zinc (losses) gains	(23)	—	1,760	—
Copper gains (losses)	—	261	—	(896)
Diesel gains (losses)	(624)	1,149	4,214	9,126
Other	$(913)	$—	$(1,129)	$—
	$(1,560)	$1,410	$4,845	$8,230
5. SHORT-TERM INVESTMENTS

	September 30, 2022			December 31, 2021
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$34,091	$20,781	$13,310	$51,723	$20,419	$31,304
6. INVENTORIES

Inventories consist of:

	September 30, 2022	December 31, 2021
Concentrate inventory	$27,052	$30,647
Stockpile ore	28,055	43,216
Heap leach inventory and in process	257,977	286,266
Doré and finished inventory	57,588	81,448
Materials and supplies	94,278	84,529
Total inventories	$464,950	$526,106
Less: current portion of inventories	$(438,207)	$(500,462)
Non-current portion of inventories(1)	$26,743	$25,644
(1)Inventories at Escobal mine, which include $19.4 million (December 31, 2021 - $18.3 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $142.9 million at September 30, 2022 (December 31, 2021 – $203.7 million).

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2022			December 31, 2021
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing properties:
Huaron, Peru	$228,759	$(145,963)	$82,796	$224,700	$(141,902)	$82,798
Morococha, Peru (5)	254,576	(174,758)	79,818	277,105	(188,821)	88,284
Shahuindo, Peru	622,161	(164,487)	457,674	590,096	(132,727)	457,369
La Arena, Peru	247,739	(132,429)	115,310	208,306	(105,006)	103,300
La Colorada, Mexico	395,625	(200,885)	194,740	355,471	(185,684)	169,787
Dolores, Mexico(1)	1,761,821	(1,545,344)	216,477	1,738,040	(1,350,908)	387,132
Manantial Espejo, Argentina (2)	521,812	(516,619)	5,193	518,931	(500,244)	18,687
San Vicente, Bolivia	155,286	(117,181)	38,105	151,045	(110,829)	40,216
Timmins, Canada	355,630	(126,874)	228,756	335,488	(103,903)	231,585
Other	29,542	(20,981)	8,561	29,804	(19,664)	10,140
	$4,572,951	$(3,145,521)	$1,427,430	$4,428,986	$(2,839,688)	$1,589,298
Non-Producing Properties:
Land	$6,373	$(871)	$5,502	$6,373	$(871)	$5,502
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	259,849	(2,800)	257,049	257,390	(1,842)	255,548
Timmins, Canada	63,019	—	63,019	63,018	—	63,018
Shahuindo, Peru	1,376	—	1,376	3,549	—	3,549
La Arena, Peru	117,000	—	117,000	117,005	—	117,005
Minefinders, Mexico(4)	77,210	(37,453)	39,757	78,443	(36,975)	41,468
La Colorada, Mexico	91,414	—	91,414	55,370	—	55,370
Morococha, Peru (5)	1,724	—	1,724	2,981	—	2,981
Other	33,295	(12,327)	20,968	32,426	(12,090)	20,336
	$1,217,837	$(429,552)	$788,285	$1,183,132	$(427,879)	$755,253

Total	$5,790,788	$(3,575,073)	$2,215,715	$5,612,118	$(3,267,567)	$2,344,551
(1)Includes previously recorded impairment charges of $635.5 million at September 30, 2022 (December 31, 2021 - $536.4 million).
(2)Includes previously recorded impairment charges of $173.4 million at September 30, 2022 (December 31, 2021 - $173.4 million).
(3)Includes previously recorded impairment charges of $386.1 million at September 30, 2022 (December 31, 2021 - $386.1 million).
(4)Includes previously recorded impairment charges of $37.0 million at September 30, 2022 (December 31, 2021 - $37.0 million).
(5)Morococha was placed on care and maintenance in February 2022.
Dispositions
On March 29, 2022, the Company received a $7.0 million payment from an arm's length party to be applied to certain costs associated with the closure and reclamation of the Morococha mine processing facility. This payment was included in proceeds from disposition of mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
8. IMPAIRMENT

The Company's impairment expense in respect of the following CGUs for the three and nine months ended September 30, 2022 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Dolores impairment expense	$—	$—	$99,064	$—
Impairment testing
The Company reviews each of its cash generating units ("CGU"), represented by its principal producing mining properties and significant development projects, for indicators of impairment each period end. The CGU carrying amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
On June 30, 2022 the Company identified an impairment indicator in the Dolores Mine CGU due to the year-to-date 2022 silver and gold production being less than that expected by management, driven by an ore reconciliation shortfall experienced in a recent higher grade phase of the Dolores open pit, which is expected to affect production for the remainder of the year combined with inflationary pressures that have particularly affected this short-life asset. Accordingly, management completed a recoverable value assessment of the Dolores Mine CGU. As a result, the Company recognized an impairment expense of $99.1 million, against the carrying value of the CGU at June 30, 2022, and recorded an NRV adjustment of $55.4 million (Note 6) (Collectively, the "Dolores Impairment").
The recoverable amount was determined applying a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6% weighted average cost of capital, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates and capital expenditures estimates. For the three and nine months ended September 30, 2022, the Company's impairment testing incorporated the following key assumptions:
a)Pricing Assumptions
Metal pricing included in the cash flow projections is based on consensus analyst pricing. The metal price assumptions used in the impairment assessment were the following:

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
b)Additional Dolores-specific assumptions affecting the recoverable amount assessment
In 2022, the recoverable amount of the Dolores Mine CGU was negatively impacted by the following:
i) the updated mineral resource and remaining life of mine plan has a reduction in the assumed grades for a certain phase to be mined in 2022, this was informed by 2022 year-to-date silver and gold production being less than expected due to lower than expected grades encountered in this certain section of the open pit;
ii) inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii) the suspension of underground mining operations in Q2 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv) a reduction in the expected duration of economic leaching to the year 2030.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
9. LONG-TERM INVESTMENT

The following table shows a continuity of the Company's long-term investment, classified as financial assets measured at FVTOCI and equity investees:

	FVTOCI	Investment in Associate
	Maverix	Maverix	Total
At December 31, 2020	$—	$71,560	$71,560
Acquisition of shares in associate	—	2,616	2,616
Equity pick-up from equity investees	—	4,510	4,510
Dilution losses	—	(34)	(34)
Adjustment for change in ownership interest	—	(22)	(22)
Dividends received	—	(1,220)	(1,220)
At December 31, 2021	$—	$77,410	$77,410
Equity pick-up from equity investees	—	413	413
Dividends received	—	(325)	(325)
Loss of significant influence	124,677	(77,498)	47,179
Investment revaluation reserve fair value adjustment	(37,692)	—	(37,692)
At September 30, 2022	$86,985	$—	$86,985
Investment in Maverix:
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer has the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the "equity method" whereby the Company's recorded into income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.
The Company's share of Maverix income or loss was recorded based on its 17% interest up until March 31, 2022, representing the Company’s fully diluted ownership.
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	September 30, 2022	December 31, 2021
Trade account payables(1)	$75,282	$77,461
Royalty payables	25,369	24,113
Other accounts payable and accrued liabilities	122,731	107,207
Payroll and severance liabilities	66,898	64,968
Value added tax liabilities	9,319	12,006
Other tax payables	11,427	20,332
	$311,026	$306,087
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
11. PROVISIONS

2022
Closure and decommissioning, December 31, 2021	$242,861
Revisions in estimates and obligations incurred	(13,433)
Reclamation expenditures	(2,570)
Accretion expense (Note 19)	11,131
Closure and decommissioning, September 30, 2022	$237,989
Litigation	6,953
Total provisions, September 30, 2022	$244,942

Provision classification:	September 30, 2022	December 31, 2021
Current	$12,211	$8,041
Non-Current	232,731	240,111
	$244,942	$248,152
12. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the nine months ended September 30, 2022, which have been recorded in mineral properties, plant and equipment on the condensed interim consolidated statements of financial position:

Nine months ended September 30, 2022
Opening net book value	$29,496
Additions	18,894
Depreciation	(11,166)
Other	(2,913)
Closing net book value	$34,311
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at September 30, 2022 and December 31, 2021 to their present value for the Company's lease obligations:

	September 30, 2022	December 31, 2021
Within one year	$15,846	$11,690
Between one and five years	19,861	16,676
Beyond five years	15,017	16,934
Total undiscounted lease obligations	50,724	45,300
Less future interest charges	(13,823)	(14,739)
Total discounted lease obligations	36,901	30,561
Less current portion of lease obligations	(15,201)	(10,663)
Non-current portion of lease obligations	$21,700	$19,898

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
13. DEBT

Debt consists of:

	September 30, 2022	December 31, 2021
Loans	$28,264	$15,300
Promissory notes	3,300	—
Total debt	31,564	15,300
Less: current portion of debt	(9,895)	(3,400)
Non-current portion of debt	$21,669	$11,900
From May 2022 to September 2022, the Company entered into Peruvian USD denominated promissory notes with a local financial institution in Peru, maturing in under 30 days, to provide short-term funding for the purpose of certain construction activities in advance of entering into term loans. In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year Loans with that same local financial institution for construction financing. The promissory notes bear a 5.6% interest rate per annum and the June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
On August 10, 2021, Pan American entered into an amendment agreement to amend and extend its $500 million Credit Facility, with a maturity date of February 1, 2023, into a $500 million SL-Credit Facility. The SL-Credit Facility features a mechanism that allows for pricing adjustments on drawn and undrawn balances based on the Company's sustainability performance ratings and scores published by MSCI and S&P Global, leaders in ESG and Corporate Governance research and ratings. The SL-Credit Facility matures on August 8, 2025. In addition, the financial covenants include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. The SL-Credit Facility were undrawn at September 30, 2022 and December 31, 2021. As of September 30, 2022, the Company was in compliance with all covenants required by the SL-Credit Facility.
The SL-Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores.
The Company did not draw from the SL-Credit Facility during the three and nine months ended September 30, 2022 and 2021 and incurred $0.5 million and $1.6 million for the three and nine months ended September 30, 2022 (2021 - $0.5 million and $1.6 million, respectively) in standby charges on undrawn amounts included in interest and finance expense.
14. DEFERRED REVENUE

On July 11, 2016 the Company recognized a deferred revenue liability from its sale of precious metal streams to Maverix whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix and increased by $2.5 million during the three months ended March 31, 2022 to record the deferred revenue previously not recognized while using the equity method of accounting after concluding that it no longer held significant influence of Maverix. The deferred revenue liability was $14.0 million at September 30, 2022 (December 31, 2021 - $12.5 million).

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30, 2022	December 31, 2021
Deferred credit(1)	$20,788	$20,788
Other tax payables	10	16
Severance liabilities	5,567	4,887
	$26,365	$25,691
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and nine months ended September 30, 2022, the total share-based compensation expense relating to stock options and compensation shares was $1.3 million and $3.9 million (2021 - $0.9 million and $3.0 million, respectively) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three and nine months ended September 30, 2022 or the comparative periods in 2021.
During the three and nine months ended September 30, 2022, the Company issued 12,245 and 65,940 common shares in connection with the exercise of options (2021 – nil and 31,072 common shares, respectively).
•Compensation Shares
During the three and nine months ended September 30, 2022, the Company issued nil and 14,745 common shares, respectively, to Directors in lieu of Directors’ fees of $nil and $0.3 million (2021 – nil and 9,646 common shares in lieu of fees of $nil and $0.3 million, respectively).
The following table summarizes changes in stock options for the nine months ended September 30, 2022 and year ended December 31, 2021:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2020	317,417	$18.78
Granted	53,115	30.70
Exercised	(65,780)	11.77
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at December 31, 2021	279,003	$21.38
Exercised	(65,940)	16.23
Expired	(4,324)	41.62
Forfeited	(6,073)	31.71
As at September 30, 2022	202,666	$22.32

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes information about the Company's stock options outstanding at September 30, 2022:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at September 30, 2022	Weighted Average Exercise Price CAD$
$9.76 - $17.11	13,602	0.2	$9.76	13,602	$9.76
$17.12 - $24.46	113,367	2.8	$18.47	113,367	$18.47
$24.47 - $31.81	68,789	5.6	$29.43	21,050	$26.54
$31.82 - $39.48	6,908	5.2	$39.48	3,455	$39.48
	202,666	3.6	$22.32	151,474	$19.29
b.PSUs
The Company recorded a $0.1 million recovery and a $0.4 million expense for PSUs for the three and nine months ended September 30, 2022 (2021 - a $0.3 million recovery and $0.3 million expense, respectively) and is presented as a component of general and administrative expense.
At September 30, 2022, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2020	255,559	$8,870
Granted	79,417	2,049
Paid out	(117,328)	(4,539)
Change in value	—	(901)
As at December 31, 2021	217,648	$5,479
Granted	11,614	186
Change in value	—	(1,844)
As at September 30, 2022	229,262	$3,821
c.RSUs
The Company recorded a $0.1 million and $1.2 million expense for RSUs for the three and nine months ended September 30, 2022 (2021 - nil and $1.4 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2022, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2020	396,572	$13,730
Granted	240,366	5,818
Paid out	(197,320)	(4,829)
Forfeited	(13,218)	(329)
Change in value	—	(3,699)
As at December 31, 2021	426,400	$10,691
Forfeited	(9,574)	(154)
Change in value	—	(3,638)
As at September 30, 2022	416,826	$6,899
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
e.Dividends
The Company declared the following dividends for November 9, 2022 and the nine months ended September 30, 2022 and 2021:

Declaration Date	Record Date	Dividend per common share
November 9, 2022(1)	November 21, 2022	$0.10
August 10, 2022	August 22, 2022	$0.11
May 11, 2022	May 24, 2022	$0.12
February 23, 2022	March 7, 2022	$0.12
November 9, 2021	November 22, 2021	$0.10
August 10, 2021	August 23, 2021	$0.10
May 12, 2021	May 25, 2021	$0.07
February 17, 2021	March 1, 2021	$0.07
(1)These dividends were declared subsequent to the quarter ended September 30, 2022 and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2021 - 313,883,990 CVRs convertible into 15,600,034 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Materials and consumables	$108,939	$106,428	$308,806	$289,868
Salaries and employee benefits(2)	77,552	77,427	230,015	242,869
Contractors	68,082	59,905	175,623	153,156
Utilities	12,639	11,258	42,680	34,233
Other expense (recovery)	2,489	(1,569)	11,386	24,081
Changes in inventories(1)	5,349	15,979	73,650	(82,170)
	$275,050	$269,428	$842,160	$662,037
(1)Includes write-downs of $15.1 million and $92.3 million for the three and nine months ended September 30, 2022 (2021 – write-downs of $2.5 million and recoveries of $12.9 million, respectively) and were included in cost of sales.
(2)Includes $9.4 million of mine closure severances at Manantial Espejo for the three and nine months ended September 30, 2022 with no amounts recorded during the comparative periods in 2021.
18. MINE CARE AND MAINTENANCE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Escobal	$5,826	$5,711	$18,743	$17,585
Morococha	4,685	—	11,574	—
Navidad	2,175	1,780	4,328	4,929
	$12,686	$7,491	$34,645	$22,514

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
19. INTEREST AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest expense	$1,202	$1,013	$3,111	$2,838
Finance fees	654	2,413	1,819	4,270
Accretion expense (Note 11)	3,711	1,868	11,131	5,606
	$5,567	$5,294	$16,061	$12,714
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2022		2021
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net (loss) earnings for the period	$(71,527)			$20,251
Basic (loss) earnings per share	$(71,527)	210,531	$(0.34)	$20,251	210,299	$0.10
Effect of Dilutive Securities:
Stock Options	—	—		—	120
Diluted (loss) earnings per share	$(71,527)	210,531	$(0.34)	$20,251	210,419	$0.10
(1)Net earnings attributable to equity holders of the Company.

For the nine months ended September 30,		2022		2021
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$(168,992)			$83,392
Basic earnings per share	$(168,992)	210,503	$(0.80)	$83,392	210,282	$0.40
Effect of Dilutive Securities:
Stock Options	—	—		—	149
Diluted earnings per share	$(168,992)	210,503	$(0.80)	$83,392	210,431	$0.40
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation were 210,688 and 234,406 out-of-the-money options (2021 – 11,929 for both periods), respectively, for the three and nine months ended September 30, 2022. Also excluded for the three and nine months ended September 30, 2022 were CVRs potentially convertible into 15,600,034 common shares (2021 – CVRs potentially convertible into 15,600,034 common shares for both periods).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2022	2021	2022	2021
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses	$3,806	$1,285	$9,678	$5,060
Interest expense (Note 19)	1,202	1,013	3,111	2,838
Losses (gains) on derivatives (Note 4d)	6,537	1,735	(1,518)	(3,755)
Share-based compensation expense	1,294	895	3,917	3,025
Losses (gains) on sale of mineral properties, plant and equipment	606	(28,462)	1,305	(32,718)
	$13,445	$(23,534)	$16,493	$(25,550)

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2022	2021	2022	2021
Trade and other receivables	$19,589	$5,947	$11,029	$(2,623)
Inventories	(10,517)	12,561	(26,602)	(65,802)
Prepaid expenses	3,004	3,287	5,635	5,533
Accounts payable and accrued liabilities	9,250	8,615	(2,118)	9,748
Provisions	278	(7,403)	(909)	(8,262)
	$21,604	$23,007	$(12,965)	$(61,406)

Cash and Cash Equivalents	September 30, 2022	December 31, 2021
Cash in banks	$153,079	$283,550
22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended September 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$33,517	$24,548	$4,882	$4,087	$32,439
Peru	Huaron	31,459	27,594	3,148	717	3,753
	Morococha (2)	93	(624)	—	717	364
Bolivia	San Vicente	20,360	15,833	2,323	2,204	265
Argentina	Manantial Espejo	23,475	34,959	5,662	(17,146)	973
Guatemala	Escobal	—	—	—	—	647
Total Silver Segment		108,904	102,310	16,015	(9,421)	38,441
Gold Segment:
Mexico	Dolores	68,503	68,136	32,395	(32,028)	5,310
Peru	Shahuindo	60,192	36,523	10,428	13,241	10,549
	La Arena	42,704	28,505	9,005	5,194	9,679
Canada	Timmins	58,586	47,301	9,560	1,725	8,715
Total Gold Segment		229,985	180,465	61,388	(11,868)	34,253
Other segment:
Canada	Pas Corp	—	—	92	(92)	88
Argentina	Navidad	—	—	—	—	16
Other	Other	—	—	407	(407)	515
Total		$338,889	$282,775	$77,902	$(21,788)	$73,313
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended September 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$43,977	$28,274	$6,436	$9,267	$18,750
Peru	Huaron	43,448	25,701	3,264	14,483	2,744
	Morococha	26,499	18,686	3,441	4,372	2,142
Bolivia	San Vicente	11,302	9,196	1,423	683	1,480
Argentina	Manantial Espejo	35,009	32,253	3,503	(747)	1,353
Guatemala	Escobal	—	—	—	—	141
Total Silver Segment		160,235	114,110	18,067	28,058	26,610
Gold Segment:
Mexico	Dolores	104,494	54,138	27,962	22,394	11,214
Peru	Shahuindo	82,672	36,265	14,230	32,177	7,551
	La Arena	47,616	25,380	11,212	11,024	8,258
Canada	Timmins	65,332	48,385	11,229	5,718	11,461
Total Gold Segment		300,114	164,168	64,633	71,313	38,484
Other segment:
Canada	Pas Corp	—	—	113	(113)	83
Argentina	Navidad	—	—	—	—	5
Other	Other	—	—	371	(371)	153
Total		$460,349	$278,278	$83,184	$98,887	$65,335
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

For the nine months ended September 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$112,865	$70,964	$15,027	$26,874	$67,532
Peru	Huaron	105,114	73,645	8,997	22,472	9,987
	Morococha (2)	22,059	20,533	2,332	(806)	1,024
Bolivia	San Vicente	63,333	48,841	7,422	7,070	6,542
Argentina	Manantial Espejo	84,053	94,254	18,283	(28,484)	3,624
Guatemala	Escobal	—	—	—	—	1,468
Total Silver Segment		387,424	308,237	52,061	27,126	90,177
Gold Segment:
Mexico	Dolores	235,505	243,498	98,600	(106,593)	31,238
Peru	Shahuindo	183,528	102,079	30,278	51,171	24,699
	La Arena	122,919	73,184	24,571	25,164	36,580
Canada	Timmins	189,870	142,178	29,625	18,067	29,167
Total Gold Segment		731,822	560,939	183,074	(12,191)	121,684
Other segment:
Canada	Pas Corp	—	—	302	(302)	263
Argentina	Navidad	—	—	—	—	45
Other	Other	—	—	1,318	(1,318)	1,287
Total		$1,119,246	$869,176	$236,755	$13,315	$213,456
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the nine months ended September 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$83,748	$47,984	$13,826	$21,938	$42,601
Peru	Huaron	117,622	68,212	8,703	40,707	6,905
	Morococha	79,661	56,462	10,440	12,759	6,898
Bolivia	San Vicente	58,346	41,883	6,780	9,683	2,871
Argentina	Manantial Espejo	87,536	78,291	9,847	(602)	5,002
Guatemala	Escobal	—	—	—	—	437
Total Silver Segment		426,913	292,832	49,596	84,485	64,714
Gold Segment:
Mexico	Dolores	269,981	120,837	82,386	66,758	28,469
Peru	Shahuindo	183,468	80,776	30,309	72,383	19,262
	La Arena	146,727	62,038	32,116	52,573	35,484
Canada	Timmins	183,491	135,381	31,180	16,930	33,639
Total Gold Segment		783,667	399,032	175,991	208,644	116,854
Other segment:
Canada	Pas Corp	—	—	351	(351)	248
Argentina	Navidad	—	—	—	—	84
Other	Other	—	—	879	(879)	411
Total		$1,210,580	$691,864	$226,817	$291,899	$182,311
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

At September 30, 2022
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$357,785	$60,683	$297,102
Peru	Huaron	112,397	49,705	62,692
	Morococha	106,765	32,930	73,835
Bolivia	San Vicente	83,145	43,446	39,699
Argentina	Manantial Espejo	46,529	35,405	11,124
Guatemala	Escobal	290,986	19,638	271,348
Total Silver Segment		997,607	241,807	755,800
Gold Segment:
Mexico	Dolores	435,677	137,006	298,671
Peru	Shahuindo	610,704	200,525	410,179
	La Arena	324,125	109,848	214,277
Canada	Timmins	401,816	69,630	332,186
Total Gold Segment		1,772,322	517,009	1,255,313
Other segment:
Canada	Pas Corp	142,176	27,796	114,380
Argentina	Navidad	194,689	2,639	192,050
	Other	92,765	47,265	45,500
Total		$3,199,559	$836,516	$2,363,043

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$299,038	$52,934	$246,104
Peru	Huaron	117,514	59,975	57,539
	Morococha	124,607	40,494	84,113
Bolivia	San Vicente	88,924	53,264	35,660
Argentina	Manantial Espejo (1)	78,240	29,155	49,085
Guatemala	Escobal	287,811	19,833	267,978
Total Silver Segment		996,134	255,655	740,479
Gold Segment:
Mexico	Dolores	750,220	193,638	556,582
Peru	Shahuindo	591,164	199,450	391,714
	La Arena	317,371	106,799	210,572
Canada	Timmins	419,106	62,196	356,910
Total Gold Segment		2,077,861	562,083	1,515,778
Other segment:
Canada	Pas Corp	176,006	16,492	159,514
Argentina	Navidad	193,077	—	193,077
	Other (1)	75,506	48,346	27,160
Total		$3,518,584	$882,576	$2,636,008
(1)Recast comparative to be consistent with current presentation.

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2022	2021	2022	2021
Refined silver and gold	$258,629	$338,325	$826,033	$881,829
Zinc concentrate	25,979	22,733	82,463	81,234
Lead concentrate	33,938	52,098	119,262	105,833
Copper concentrate	8,402	39,683	48,455	99,130
Silver concentrate	11,941	7,510	43,033	42,554
Total	$338,889	$460,349	$1,119,246	$1,210,580
23. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Current income tax expense	$15,128	$45,421	$57,352	$97,890
Deferred income tax (recovery) expense	(13,208)	4,964	(37,124)	20,068
Income tax expense	$1,920	$50,385	$20,228	$117,958
Income tax recognized as a component of the investment revaluation reserve is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Income tax recovery related to long-term investments	5,088	—	5,088	—

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and nine months ended September 30, 2022 and the comparable periods for 2021 were changes in the recognition of certain deferred tax assets primarily due to the Dolores impairment, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Earnings (loss) before taxes and non-controlling interest	$(69,282)	$70,604	$(147,775)	$201,856
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax (recovery) expense based on above rates	$(18,706)	$19,063	$(39,899)	$54,501
Increase (decrease) due to:
Non-deductible expenditures	1,135	1,735	3,746	4,482
Foreign tax rate differences	(1,076)	6,539	(10,718)	14,375
Change in net deferred tax assets not recognized (1)	11,067	11,113	8,259	18,407
Derecognition of deferred tax assets previously recognized (2)	—	—	50,356	—
Effect of other taxes paid (mining and withholding)	2,936	5,977	10,747	19,984
Effect of foreign exchange on tax expense	9,204	8,293	(2,392)	10,776
Non-taxable impact of foreign exchange	9	(340)	3,688	1,157
Change in non-deductible portion of reclamation liabilities	(2,839)	(1,767)	(2,243)	(3,208)
Other	190	(228)	(1,316)	(2,516)
Income tax expense	$1,920	$50,385	$20,228	$117,958
(1)Includes deferred taxes related to amounts recorded in other comprehensive income for the three and nine months ended September 30, 2022 of $5.1 million with no amounts recognized in the comparative periods.
(2)Attributable to the loss of tax attributes as a result of the Dolores Impairment (Note 8).
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence (Note 9). There were no other related party transactions for the three and nine months ended September 30, 2022 and 2021.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and December 31, 2021, and for the
three and nine months ended September 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
26. SUBSEQUENT EVENTS

The following significant events occurs subsequent to September 30, 2022:
Announced Arrangement Agreement with Yamana Gold Inc.
On November 8, 2022, the Company and Agnico Eagle Limited ("Agnico Eagle") entered into an arrangement agreement with Yamana Gold Inc. ("Yamana") pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana and Yamana would sell its Canadian assets, primarily the Canadian Malartic mine, to Agnico Eagle (the “Transaction”). The Transaction will be completed by way of plan of arrangement.
The consideration for the Transaction consists of:
a.Approximately 153.5 million common shares of the Company;
b.$1.0 billion in cash contributed by Agnico Eagle; and,
c.Approximately 36.1 million common shares of Agnico Eagle.
The Transaction remains subject to simple majority approval (i.e. 50% +1) by the Company’s shareholders, 66 2/3% approval of the Transaction by Yamana’s shareholders, certain regulatory approvals, and court-approval of the plan of arrangement, as well as satisfaction of customary closing conditions. Subject to satisfaction of these conditions, the Transaction is expected to close in the first quarter of 2023.
Under the terms of the Transaction, the Company agreed to provide Yamana with $150 million towards a termination fee payable to Gold Fields Limited (“Gold Fields) in connection with the now terminated acquisition proposal of Yamana by Gold Fields. The Company has drawn down on its $500 million revolving sustainability-linked credit facility to fund its obligation towards the Yamana termination fee payment to Gold Fields.

PAN AMERICAN SILVER CORP.	26